MOODY SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities:		
Net loss	$	(1,359,290)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(101,447)
Due from related parties		(9,213)
Accounts payable		33,239
Accrued liabilities		(322,225)
Due to related parties		32,569
Net cash used in operating activities		(1,726,367)
Cash flows from financing activities:		
Member cash contributions		1,378,300
Net cash provided by financing activities		1,378,300
Net decrease in cash		(348,067)
Cash - beginning of year		642,910
Cash - end of year	$	294,843
Non-cash operating transactions:		
Accrued prepaid insurance premiums	$	55,444

See accompanying notes to financial statements.